[VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.]




July 20, 2006

VIA EDGAR

Mr. Kevin Rupert
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Re:	EquiTrust Series Fund, Inc. (File Nos. 2-38512 and 811-2125)

Dear Mr. Rupert:

On behalf of the EquiTrust Series Fund, Inc. (the Fund), this letter is in response to our telephone conversation on April 6, 2006 regarding recent regulatory filings for the Fund.

Form N CSR filed on April 5, 2006

Comment:	You noted that since this was a semi-annual report for the
Fund, it should have been filed under the EDGAR Form Type N CSRS rather than the N CSR.

Response:	Future semi-annual reports will be filed under the EDGAR Form Type
N CSRS.

Post-Effective Amendment No. 44 filed on November 30, 2005

Comment:	You noted that the one year average annual total return (after taxes on distributions and sale of Portfolio shares) for the Class B shares of the Blue Chip Portfolio was 0.34 percent. You asked whether this number was correct since the Portfolio one year returns were positive and the return before taxes and the return after taxes on distributions are shown as being lower than 0.34 percent.

Response:	According to Fund management, this number was calculated in
accordance with the instructions to Form N 1A. The one year average annual total return (after taxes on distributions and sale of Portfolio shares) is higher than the return before taxes and the return after taxes on distributions, because shareholders are assumed to get a tax benefit for the capital loss on the sale of Fund shares, which resulted primarily from reinvestments of dividends during the period.

General

Comment:	Provide a Tandy letter.

Response:	A Tandy letter is included with this filing.

If you have any questions regarding this response, please do not hesitate to call me at 312.609.7616.

Very truly yours,
/s/ Renee M. Hardt
Renee M. Hardt


cc:	Kristi Rojohn
James A. Arpaia